Exhibit 21.1

Subsidiaries of Visant Holding Corp.

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
AKI, Inc.	Arcade Marketing, Inc.	Delaware
Arcade Europe, S.a.r.l.		France
Dixon Direct Corp.		Delaware
IST, Corp.	Arcade Marketing, Inc.	Delaware
Jostens Canada, Ltd.		Canada
Jostens, Inc.		Minnesota
Neff Holding Company		Delaware
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.		Delaware
Spice Acquisition Corp.		Delaware
The Lehigh Press, Inc.	Lehigh Direct	Pennsylvania
Lehigh Lithographers
Lehigh Pennsauken
Visant Corporation		Delaware
Visant Secondary Holdings Corp.		Delaware
Visual Systems, Inc.	Lehigh Milwaukee	Wisconsin